

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

October 22, 2008

Mr. Barry Lamperd
President
Lamperd Less Lethal Inc.
1200 Michener Road
Sarnia, Ontario, Canada N7S 4B1

> **RE: Form 8-K Item 4.01 filed October 16, 2008**
> **Form 8-K/A Item 4.01 filed October 22, 2008**
> **File #0-50011**

Dear Mr. Lamperd:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant